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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11922

SEC Mail Processing Section
MAY 30 2008
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Emmett A. Larkin Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bush Street, Suite 1000
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Montes **415-986-2332**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

EMMETT A. LARKIN COMPANY, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Gordon Hing, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Emmett A. Larkin Company, Inc., as of and for the year ended March 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gordon Hing
Signature

5/29/08
Date

President
Title

State of California, County of San Francisco
Subscribed and sworn to (or affirmed) before me on this
29 day of May, 20 08, by Gordon Frederick Hing
Proved to me on the basis of satisfactory evidence
To be the person who appeared before me.

Notary Public

BERNARD FELIPE TAMAYO
COMM. # 1737585
NOTARY PUBLIC-CALIFORNIA
CITY & COUNTY OF SAN FRANCISCO
MY COMM. EXP. APR. 8, 2011

EMMETT A. LARKIN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS

Cash	$ 1,575,919
Cash and short-term investments segregated in compliance with federal and other regulations (Note 2)	13,245,836
Receivable from brokers, dealers, and clearing organizations (Note 3)	1,325,753
Receivable from customers (Note 4)	14,609,479
Trading account securities (Note 2)	269,350
Office facilities — at cost - less accumulated depreciation of $767,194 (Note 2)	46,464
Prepaid expenses and other assets (Notes 6 and 10)	1,666,548
TOTAL	$32,739,349

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to brokers, dealers, and clearing organizations (Note 3)	$ 1,372,170
Payable to customers (Note 4)	22,321,826
Secured bank loan (Note 5)	1,600,000
Commissions payable	886,482
Other accrued expenses and payables	1,112,420
Total liabilities	27,292,898
STOCKHOLDERS' EQUITY:	
Convertible preferred stock, $1 par value: 10,000 shares authorized; none issued	
Common stock, no par value: 175,000 shares authorized; 51,561 shares outstanding	104,091
Retained earnings	5,342,360
Total stockholders' equity	5,446,451
TOTAL	$32,739,349

See notes to financial statements.

END